EXHIBIT 99.1

Liminal BioSciences Announces Strategic Priorities For 2022

LAVAL, QC and CAMBRIDGE, England, Jan. 19, 2022 /CNW/ - Liminal BioSciences Inc. (Nasdaq: LMNL) ("Liminal BioSciences" or the "Company"), today provided an update in which it outlined key corporate and research and development priorities for 2022.

"2021 was an instrumental year in simplifying our business strategy and providing a cash runway that positions us to focus our resources on our small molecules business," stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. "The completion of the clinical phase of our Phase 1 MAD clinical trial in our lead product candidate, fezagepras, marks an important milestone towards accelerating our R&D strategy.  We expect 2022 to be a data rich year for fezagepras as well as our GPR84 antagonist and OXER1 antagonist preclinical candidates."

Key 2021 Achievements

  Completion of the clinical phase of the Phase 1 Multi-Ascending Dose ("MAD") clinical trial in fezagepras.
  Closing of the sale of Liminal BioSciences' plasma-derived therapeutics business to Kedrion S.p.A.
  Closing of the sale of a Rare Pediatric Disease Priority Review Voucher.
  Receipt of FDA approval for Ryplazim® (plasminogen, human-tvmh) ("Ryplazim®"), divested as part of the sale of the plasma-derived therapeutics business.

Key Corporate and R&D Priorities for 2022
Fezagepras
During 2021, following analysis of the preliminary pharmacokinetic ("PK") data from our Phase I MAD clinical trial, Liminal announced that the Company would not be progressing the development of fezagepras for the treatment of idiopathic pulmonary fibrosis (IPF) nor hypertriglyceridemia.

Since that announcement, the Company has completed the clinical phase of the Phase I MAD clinical trial and continues to analyse the resulting data. In addition, the Company is continuing to perform additional pre-clinical research and is preparing to perform additional early clinical research on fezagepras with a view toward determining any potential new indications. The Company expects to provide an update on the outcome of this additional research in the first half of 2022.

GPR84 Antagonists
The Company has made significant progress in the identification of high potency, small molecule antagonists of GPR84, including potential selective candidates for development from different structural classes to those GPR84 antagonists for which data has already been published.

The GPR84 receptor could be an important biological target in a number of therapeutic areas of interest. Our preclinical research indicates that expression levels of GPR84 increase significantly under inflammatory conditions. Inhibition of GPR84 appears to inhibit neutrophil and macrophage migration and reduce cytokine release. Preclinical research conducted by the Company also indicates a potential beneficial role for the antagonism of GPR84, including in the reduction of fibrosis in several diseases including kidney disease and non-alcoholic steatohepatitis (NASH).

In addition, the Company continues to work on selecting a lead drug candidate to progress to the clinic from among the Company's current lead compounds, with plans to finalize candidate selection in 2022.

OXER-1 Antagonists
Similar to the GPR84 antagonists' program, the Company is also making progress on developing potential OXER-1 antagonist candidates.

OXER-1 is a G protein-coupled receptor (GPCR) that is highly selective for 5-oxo-eicosatetraenioc acid (5-oxo-ETE), a potent human eosinophil chemo-attractant known to be involved in eosinophilic driven diseases (EDDs).  EDDs are inflammatory illnesses, generally in respiratory, GI and skin conditions in which elevated levels of activated eosinophils are a direct cause or thought to play a pivotal role.  OXER-1 may represent a promising target in a novel pathway for the treatment of eosinophilic driven diseases (EDDs).

Although there are a number of biologics, primarily antibodies, approved for the treatment of certain EDDs, a small molecule approach to this pathway may provide a differentiated, more cost-effective therapy.

At this stage, Liminal BioSciences' expects to be able to finalise candidate selection for its OXER-1 program in 2023 to progress to the clinic.

Cash Balances
The divestment of Liminal BioSciences' plasma business and the change in domicile of the organization from Quebec to Ontario have allowed the Company to significantly streamline operations, resulting in a reduction in its ongoing costs and headcount to align with a focus on small-molecule development.  The Company's cash and cash equivalents as of September 30th, 2021 were CAD 116.7 million. Further information in connection with the Company's cash and cash equivalent position will be provided in the Company's reporting of its 2021 fourth quarter and annual financial results together with the Company's progress on the key priorities.

During 2022, the Company will continue to review its balance sheet position and actively seek opportunities to monetize non-core assets as well as seeking ways to reduce costs relating to financial instruments and certain commitments associated with the previous operations of the organization.

About Liminal BioSciences Inc.
Liminal BioSciences is a biopharmaceutical company focused on the discovery and development of novel, small molecule drug candidates for the treatment of patients suffering from fibrotic or inflammatory diseases that have a high unmet medical need. The Company's lead small molecule product candidate, fezagepras, has completed the clinical phase of the Phase 1 MAD clinical trial and the Company is in the process of evaluating the complete PK data set from the phase 1 MAD clinical trial. The Company anticipates updating the market on any further development plans for fezagepras during the first half of 2022. In addition, the Company is also currently developing a selective GPR84 antagonist candidate and an oral, selective OXER1 antagonist candidate. Our GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "should," "could," "would," "may," "will," "forecast" and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences' objectives, strategies and businesses that involve risks and uncertainties. Forward–looking information includes statements concerning, among other things, advancement of Liminal Biosciences' product candidates; the impact of the completion of the clinical phase of the Phase 1 MAD clinical trial in fezagepras; the clinical potential of fezagepras and anticipated indications for the further development of fezagepras; the potential development of Liminal Biosciences' R&D programs and the timing of initiation or nature of other preclinical and clinical trials; the Company's ability to improve its financial position, the Company's ability to actively  seek and close on opportunities to monetize non-core assets and reduce costs relating to financial instruments and other contracts associated with the previous operations of the organization.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company's ability to develop, manufacture, and successfully commercialize product candidates, if ever; the ongoing impact of the COVID-19 pandemic on the Company's workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability of Liminal BioSciences to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2020, as well as other filings and reports Liminal Biosciences' may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences' business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

SOURCE Liminal BioSciences Inc.

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%CIK: 0001603449

For further information: Corporate Contact: Shrinal Inamdar, Manager, Investor Relations and Communications, s.inamdar@liminalbiosciences.com, +1 450.781.0115; Media Contact: Kaitlin Gallagher, kgallagher@berrypr.com, +1 212.253.8881

CO: Liminal BioSciences Inc.

CNW 16:05e 19-JAN-22